

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Mark A. Chambers
CEO and President
Southern States Bancshares, Inc.
615 Quintard Ave.
Anniston, AL 36201

      Re: Southern States Bancshares, Inc.
            Registration Statement on Form S-4
            Filed May 2, 2024
            File No. 333-279079

Dear Mark A. Chambers:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: Clint Smith